GAIN Capital Holdings, Inc.

135 US Hwy 202/206, Suite 11

Bedminster, New Jersey 07921

December 3, 2012

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Mail Stop 3010

Attention: Jennifer Monick, Senior Staff Accountant

Re:

GAIN Capital Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011 filed March 15, 2012 (the “Form 10-K”);

Form 10-Q for Quarterly Period Ended September 30, 2012 filed November 9, 2012 (the “Form 10-Q”)

File No. 001-35008

Dear Ms. Monick:

This letter is submitted on behalf of GAIN Capital Holdings, Inc. (“GAIN” or the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as set forth in your letter dated November 16, 2012 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment. Page numbers referred to in the responses reference the applicable pages of the Form 10-K or the Form 10-Q, as applicable.

Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition, page 39

Non-GAAP Financial Metrics, page 42

1)	Please revise future filings to disclose the reason why you have added back purchased intangible amortization, net of tax to arrive at adjusted net income. Please provide us an example of your proposed disclosure. Please refer to Item 10(e) of Regulation S-K.

Response: In future filings, the Company will supplement its discussion of adjusted net income to include the following information regarding the exclusion of amortization of purchased intangibles from adjusted net income:

Purchased intangible assets are not operating assets; we therefore believe it is appropriate to exclude the associated amortization in presenting our adjusted net income. We believe this will assist our investors in evaluating our operating performance.

Liquidity and Capital Resources, page 54

2)	We note your disclosure that nearly all of your funds are generated by your operating subsidiaries and you have historically accessed these funds through receipt of dividends to finance liquidity and capital needs. We further note on page F-28 that undistributed earnings of your foreign subsidiaries indefinitely invested outside of the United States approximated $24 million and that no provision has been made for foreign taxes associated with these earnings. In future filings, please enhance your liquidity disclosures to address your undistributed earnings that are indefinitely invested outside the United States. Additionally, please discuss the potential tax impact of repatriating funds if the Company were to require more capital in the United States. In addition, disclose the amount of cash held by foreign subsidiaries. Please provide us an example of your proposed disclosure. Please refer to Item 303(A)(I) of Regulation S-K and Section IV of our Release 33-8350.

Response: In future filings the Company will supplement its discussion of liquidity and capital resources to include the narrative and tabular disclosure set out below describing the undistributed earnings that are indefinitely invested outside the United States, together with an estimate of any potential tax impact from repatriating funds:

We have historically financed our liquidity and capital needs primarily through the use of funds generated from operations, the issuance of preferred stock and access to secured lines of credit for general corporate purposes. We plan to finance our future operating liquidity and regulatory capital needs from our operations. Although we have no current plans to do so, we may issue equity or debt securities from time to time. We expect that our capital expenditures for the next 12 months will be consistent with our historical annual spend.

We primarily hold and invest our cash at various financial institutions and in various investments, including cash held at banks, deposits at our wholesale forex trading partners and money market funds which invest in short-term U.S. government securities. In general, we believe all of our investments and deposits are of high credit quality and we have more than adequate liquidity to conduct our businesses.

As a holding company, nearly all of our funds generated from operations are generated by our operating subsidiaries. Historically, we have accessed these funds through receipt of dividends from these subsidiaries. The following table shows the amount of cash held by the subsidiaries and the level of undistributed earnings (amounts in millions) at December 31, 201X:

Entity Name	Cash held		Undistributed earnings
GAIN Capital Group, LLC	$	X	$	X
GAIN Capital Securities, Inc.	$	X	$	X
GAIN Capital-Forex.com U.K., Ltd.	$	X	$	X
Forex.com Japan Co., Ltd.	$	X	$	X
GAIN Capital Forex.com Australia, Pty. Ltd.	$	X	$	X
GAIN Capital-Forex.com Hong Kong, Ltd.	$	X	$	X
GAIN Global Markets, Inc.	$	X	$	X
GAIN Capital-Forex.com Canada Ltd.	$	X	$	X

At December 31, 201X, as reflected in the table above, we had approximately $x million of undistributed earnings of our foreign subsidiaries indefinitely invested outside the United States. These earnings are expected to be reinvested in the working capital and other business needs of the foreign subsidiaries. No provision has been made for foreign taxes associated with these earnings. If these earnings had been repatriated into the United States as of December 31, 201X, in the form of dividends or otherwise, the Company would have been subject to additional income taxes of approximately $x.

Some of our operating subsidiaries are subject to requirements of various regulatory bodies, including the CFTC and NFA in the United States, the Financial Services Authority in the United Kingdom, the Japan Ministry of Economy, Trade and Industry, the Financial Services Agency and the Japan Ministry of Agriculture, Forestry and Fisheries in Japan, or the Securities and Futures Commission in Hong Kong, the Australian Securities and Investments Commission in Australia, and the Cayman Islands Monetary Authority in the Cayman Islands, relating to liquidity and capital standards, which limit funds available for the payment of dividends to GAIN Capital Holdings, Inc. As a result, we may be unable to access funds which are generated by our operating subsidiaries when we need them. In accordance with CFTC regulation 1.12 and NFA Financial Requirements Section 1, a 20.0% decrease in GAIN Capital Group, LLC's net capital and a 30.0% decrease in excess net capital due to a planned equity withdrawal requires regulatory notification and/or approval.

Form 10-Q for the quarterly period ended September 30, 2012

Condensed Consolidated Balance Sheet, page 3

3)	It appears that Cash and cash equivalents held for customers includes unrealized gains or losses arising from open positions. Please tell us how you determined it was appropriate to include these unrealized gains or losses within this balance. Additionally, please tell us if you are netting the unrealized gains and losses on open positions, and if so, please tell us how you determined it was appropriate to net these amounts. Within your response, please reference the authoritative accounting literature relied upon.

Response: When customers deposit funds with the Company, or funds accrue to customers as a result of the unrealized gains or losses on open contracts at a point in time, the Company records the resulting liabilities in Payable to customers (with respect to retail clients) and Payables to brokers, dealers, FCMs, and other regulated entities (with respect to other clients and partners) on its consolidated balance sheet. These liabilities are revised daily to reflect the unrealized gains or losses from any open customer positions. The cash restricted for the benefit of customers, which is equal to the combined total of these liabilities is included in Cash and cash equivalents held for customers. As such, Cash and cash equivalents held for customers does not include unrealized gains or losses, although it does reflect the unrealized gains or losses considered in determining the amount to be recorded under Payable to customers and Payables to brokers, dealers, FCMs, and other regulated entities. The Company is therefore not netting unrealized gains and losses on open positions in Cash and cash equivalents held for customers. In future filings the Company will supplement its disclosure to include more information regarding the nature of Cash and cash equivalents held for customers.

Notes to Condensed Consolidated Financial Statements

Note 1. Description of Business and Basis of Presentation Basis of Presentation and Principles of Consolidation, page 7

4)	Please tell us how you determined that the adjustments to Cash and cash equivalents and Cash and cash equivalents held for customers were not material to any previously filed financial statements.

Response: In order to evaluate the materiality of these adjustments, the Company considered guidance in ASC 250, including ASC 250-10-S99 SEC, formerly, Staff Accounting Bulletin Release Topic 1.M, Materiality (“SAB 99”), and SEC Staff Accounting Bulletin Release Topic 1.N, Considering the Effect of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).

Background

The Company holds cash to fund liabilities it has to customers in respect of funds deposited by customers with the Company and funds accruing to customers as a result of the unrealized gains or losses on the customers’ open contracts at a point in time. In the Form 10-K, this cash restricted for the benefit of customers was not separately classified as an asset on the consolidated balance sheet, but rather was included along with other cash available for the Company’s general operations in Cash and cash equivalents. Although not separately reported as an asset on the consolidated balance sheet, information regarding the amounts of cash required to be segregated for the benefit of customers has been disclosed elsewhere in the Company’s public filings, which the Company believes has provided investors with the information necessary in order to evaluate the Company’s liquidity and ability to utilize the cash it holds to fund its operations. For example the Company reported total client assets (an amount that corresponds exactly to the amount of cash required to be segregated for the benefit of the customers) in its quarterly earnings releases for the first, second and third quarters of 2012, each of which was furnished on a Current Report on Form 8-K, as well as in “Item 1: Business” of the Form 10-K and in multiple locations in “Item 7: Managements’ Discussion and Analysis of Financial Condition and Results of Operations” of the Form 10-K.

In addition, the Company discloses the amount of client funds required to be segregated for the benefit of customers through two line items on its consolidated balance sheet, Payables to Customers (which relates to the Company’s liability in respect of funds deposited by retail clients) and Payables to Brokers, Dealers, FCMs and Other Regulated Entities (which relates to the Company’s liability in respect of funds deposited by other clients and partners), as explained in the following disclosures in the Notes to the consolidated financial statements, which have been included in all of the Company’s historical SEC filings:

Payables to Customers

Payables to customers, included on the Consolidated Balance Sheets, include amounts due on cash and margin transactions. These transactions include deposits, commissions and gains or losses arising from settled trades. The Payables to customers balance also reflects unrealized gains or losses arising from open positions in customer accounts.

Payables to Brokers, Dealers, FCMs and Other Regulated Entities

The Company engages in white label, or omnibus relationships, with other regulated financial institutions. The payables balance includes amounts deposited by these financial institutions in order for the Company to act as clearing broker. The payables balance includes deposits from all NFA registered entities.

Assessment of Materiality in Financial Statements

Materiality concerns the significance of an item to users of the financial statements. SAB 99 defines a matter as “material” if there is a substantial likelihood that a reasonable person would consider it important. The Supreme Court has held that a fact is material if there is a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available. Materiality judgments are generally complex and involve many factors.

SAB 99 states that the use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption, but quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations.

Materiality Analysis

As required by SAB 99 and SAB 108, the Company performed a quantitative and qualitative analysis to assess the materiality of the adjustment made to its Statement of Cash Flows, as described below.

Quantitative analysis

The following table presents the amounts that were moved from Cash and Cash Equivalents to Cash and cash equivalents held for customers in the Company’s statement of cash flows.

	6/30/2012	3/31/2012	12/31/2011	12/31/2010	12/31/2009
Cash and cash equivalents – as reported in Statements of Cash Flows	342,603	351,362	370,668	284,210	222,524
Restricted Cash – after reclassification	320,246	325,910	310,447	256,674	199,754
Cash and Cash Equivalents – after reclassification	22,357	25,452	60,221	17,536	22,768

As illustrated in the table above, the amount excluded from Cash and cash equivalents in the statement of cash flows was quantitatively significant relative to the previously reported amounts. However, the error did not impact Total assets in the Balance Sheet, Net Income in the Statement of Operations and Comprehensive Income, nor Earnings per share in any previously reported period.

Qualitative Analysis

The Company acknowledges that the amount of cash available for general operations, as distinguished from cash which is restricted to fund customer payable balances is material information to the users of the Company’s financial statements. However, the Company believes that the adjustment of the information presented between the two line items on its statement of cash flows was not material to investors since, among the other points discussed below, information regarding the amount of cash required to be segregated for the benefit of customers had been adequately disclosed in the Company’s public filings and the same substantive information was presented to investors after the adjustment to the cash flow presentation as was presented before the adjustment. The Company has considered the following data points in reaching this conclusion:

1.	Historical disclosures of client assets in the following:

a.	Quarterly earnings releases

b.	Analyst call presentations/transcripts

c.	Item 1 of December 31, 2011 Form 10-K:

	Key Operating Metrics (Unaudited) Year Ended December 31,
	2011	2010	2009	2008	2007
Total Customer Trading Volume (billions)	$2,527.6	$1,564.1	$1,246.7	$1,498.6	$674.5
Retail trading volume (billions)	$1,574.0	$1,324.8	$1,246.7	$1,498.6	$674.5
Institutional trading volume (billions)(3)	$953.6	$239.3	—	—	—
U.S. trading volume (billions)	$1,195.6	$777.0	$679.2	$878.9	$355.4
Non-U.S. trading volume (billions)	$1,332.0	$787.1	$567.5	$619.7	$319.1
Traded Retail Accounts (last twelve months)	63,436	64,313	52,755	52,555	43,139
Retail trading revenue per million traded	$111.7	$141.5	$123.0	$124.1	$175.2
Net Deposits (millions)	$233.2	$267.8	$257.1	$277.3	$184.2

As of December 31
Funded Retail Accounts	76,485	85,562	60,168	49,740	51,026
Client assets (millions)	$310.4	$256.7	$199.8	$124.0	$108.9

d.	Item 7 of December 31, 2011 Form 10-K:

	Key Operating Metrics (Unaudited) Year Ended December 31,
	2011	2010	2009	2008	2007
Total Customer Trading Volume (billions)	$2,527.6	$1,564.1	$1,246.7	$1,498.6	$674.5
Retail trading volume (billions)	$1,574.0	$1,324.8	$1,246.7	$1,498.6	$674.5
Institutional trading volume (billions)	$953.6	$239.3	—	—	—
Traded Retail Accounts (last twelve months)	63,436	64,313	52,755	52,555	43,139
Retail trading revenue per million traded	$111.7	$141.5	$123.0	$124.1	$175.2
Net Deposits (millions)	$233.2	$267.8	$257.1	$277.3	$184.2

As of December 31
Funded Retail Accounts	76,485	85,562	60,168	49,740	51,026
Client assets (millions)	$310.4	$256.7	$199.8	$124.0	$108.9

e.	Item 2 of historical quarterly Forms 10-Q, for example for the quarter ended June 30, 2012:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2012	2011	2012	2011
Customer trading volume (billions)	$783.3	$454.6	$1,636.4	$967.1
Retail trading volume (billions)	$340.8	$357.2	$725.9	$759.7
Institutional trading volume (billions)	$442.5	$97.4	$910.5	$207.4
Traded retail accounts	36,660	36,868	45,349	47,395
Retail trading revenue per million traded	$119.8	$151.4	$96.8	$123.6
Funded retail accounts	74,621	78,395	74,621	78,395
Client Assets (millions)	$320.2	$293.1	$320.2	$293.1

2.	Disclosures defining Payables to customers and payables to brokers, dealers, FCMs and other regulated entities, as deposits, realized gains on settled trades and unrealized gains on open positions for the benefit of retail and institutional customers and partners. These disclosures, included in the Notes to the consolidated financial statements in prior periods, when considered with the amounts associated with these balance sheet line items and the Company’s other disclosures, provided the investors with transparent information regarding the amount of cash and cash equivalents that was being held for the benefit of the Company’s customers.

3.	During 2012, the Company began providing a detailed analysis of its available liquidity in its quarterly earnings releases and analyst call presentations, as well as in Item 2 to the quarterly Forms 10-Q:

	As of June 30, 2012	As of December 31, 2011
Cash & cash equivalents	$22.4	$60.3
Cash & cash equivalents held for customers	320.2	310.4
Short term investments	0.1	0.1
Receivable from banks and brokers(1)	115.7	85.4

Total operating cash	458.4	456.2
Less: Cash & cash equivalents held for customers	(320.2)	(310.4)

Free operating cash	138.2	145.8
Less: Minimum regulatory capital requirements	(42.6)	(35.8)
Less: Note payable	—	(7.9)

Free cash available(2)	95.6	102.1
Add: Available credit facility	50.0	50.0

Available cash and liquidity	$145.6	$152.1

This information clearly indicated that the Company did not consider Cash and cash equivalent held for customers to be a component of available liquidity.

In considering the materiality of the adjustment, the Company also considered all of the qualitative factors set forth in SAB 99. For each of the SAB 99 qualitative factors discussed below, the answer was clearly “no” (or not applicable), thereby supporting the overall conclusion that the error in presentation was not material.

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. This issue was subject to precise measurement and did not involve an estimate.

Whether the misstatement masks a change in earnings or other trends. The adjustment does not impact earnings.

The adjustment does not mask any trend in cash and cash equivalents or liquidity; the information in the above table was readily available elsewhere in the Company’s public filings. Further, as indicated in the table above, there is no significant impact on trends in cash and cash equivalents in prior periods.

The Company’s restricted cash balance generally increased throughout the periods, which was consistent with the trend in total cash and cash equivalents reported by the Company. The only balance sheet date that appears to be an outlier in terms of cash and cash equivalents was December 31, 2011; however at that date, the Company had excess free cash and cash equivalents, so the error did not mask any free cash shortfall, or other negative liquidity trend.

Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise. The adjustment does not impact any analysts’ metrics.

Whether the misstatement changes a loss into income or vice versa. The adjustment does not impact the Statement of Operations.

Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability. N/A - the Company operates in one operating segment.

Whether the misstatement affects the registrant's compliance with regulatory requirements. The adjustment does not impact compliance with any regulatory requirements.

Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements. The adjustment does not impact compliance with any loan covenants or other contractual requirements.

Whether the misstatement has the effect of increasing management's compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. The adjustment does not impact any compensation.

Whether the misstatement involves concealment of an unlawful transaction. The adjustment does not conceal an unlawful transaction.

Conclusion

Based on the analysis above the Company has determined that the adjustments made to its Statement of Cash Flows did not constitute a material change to its consolidated financial statements.

Note 8. Share Based Compensation, page 13

5)	We note that the Company made aggregate dividend payments of $5.2 million in March, June and September 2012 and that the dividend yield as disclosed was zero for stock options granted. Please provide your analysis as to why the dividend yield should remain as zero for the new option grants.

Response: All options granted during 2012 were granted on March 1, 2012, prior to the payment of the above referenced dividends, and as such, the Company deemed a pattern of paying dividends had not been established at the time of grant. Additionally, the Company analyzed the impact which a dividend yield would have had on the calculation of the option value and noted the difference to be immaterial. The value of future option grants will be calculated with an appropriate dividend yield at the time of the grant based on the Company’s current dividend history and view of market participant expectations.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 25

6)	We note your table detailing your available liquidity as of September 30, 2012. Please expand your disclosure in future filings to disclose how long it would take you to liquidate your short term investments and your receivables from banks and brokers. Please provide us with an example of your proposed disclosure.

Response: In future filings, as illustrated below, the Company will supplement the footnotes to its available liquidity table to include disclosure of the Company’s estimate of how long it will take to liquidate its short term investments and its amounts held in receivables from banks and brokers.

As of [Balance sheet date]
Cash & cash equivalents	$	X
Cash & cash equivalents held for customers		X
Short term investments(1)		X
Receivable from banks and brokers(2)		X

Total operating cash		X
Less: Cash & cash equivalents held for customers		X

X
Free operating cash		X
Less: Minimum regulatory capital requirements		X
Less: Note payable		X

X

Free cash available(3)		X
Add: Available credit facility		X

Available cash and liquidity	$	X

(1)	Reflects cash that would be received upon the liquidation of short term investments. We estimate that all short term investments as of the date indicated could be liquidated within X business days.
(2)

Reflects cash that would be received from brokers following the close-out of all open positions. We estimate that liquidation of all open positions as of the date indicated could be completed within X business days.

(3)	Excludes current liabilities of $X million and capital charges associated with open positions.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (908) 212-3932.

Sincerely,

/s/ Daryl J. Carlough
Interim Chief Financial Officer

cc:	Shannon Sobotka (Securities and Exchange Commission)
Diego A. Rotsztain, Esq., EVP & General Counsel, GAIN Capital Holdings, Inc.